FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of May 2007

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Item 1.	Statement made at an earnings conference call held on May 14, 2007

The following is a portion of the statements made by Amiram Levinberg, Chairman and Chief Executive Officer of the Registrant in a conference call on the quarterly results held on May 14, 2007 .

“Before I open the floor to questions, I can confirm that the Company has received a non- binding letter from Mivtach Shamir and a third party indicating their interest in examining the possibility of acquiring the outstanding shares of the Company.

Mivtach Shamir, as a public company traded in Israel, was required under Israeli law to issue a report with the Israel Securities Authority announcing the fact that they had issued this letter. As a public Company, our board of directors is obligated to take this letter into consideration in consultancy, with our advisors. I am sure it is no surprise to you – and I apologize in advance – I have been advised not to make any further comments on this matter at this time.”
–Amiram Levinberg

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 15, 2007